UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)
QUIXOTE CORPORATION
(Name of Subject Company (Issuer))
THP MERGER CO.
(Offeror)
a wholly-owned subsidiary of
TRINITY INDUSTRIES, INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror issuer or other person))
Common Stock, $0.01 2/3 par value per share (including the associated
Series C Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)
749056107
(CUSIP Number of Class of Securities)
S. Theis Rice, Esq.
Chief Legal Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207
Telephone: (214) 631-4420
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Mary R. Korby, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
Telephone: (214) 746-7700
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$61,120,678	$4,357.90

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) 9,333,867 shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation, outstanding multiplied by the offer price of $6.38 per share, (ii) 233,000 shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation, which were subject to issuance pursuant to the exercise of outstanding options that have an exercise price of less than $6.38, multiplied by $6.38 and (iii) 210,166 shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation, which were subject to issuance pursuant to the exercise of outstanding options that have an exercise price equal to or greater than $6.38 and are not held by directors and certain executive officers of Quixote Corporation, multiplied by $0.40 (the actual consideration payable in respect of such options). 1,621,622 shares of common stock, par value $0.01 2/3 per share, of Quixote Corporation reserved for issuance upon conversion of the 7% convertible notes of Quixote Corporation due 2025 have been excluded from the calculation because the conversion price of those notes ($25.90 per share) exceeds the offer price of $6.38. The calculation of the filing fee is based on Quixote Corporation’s representation of its capitalization as of December 29, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $4,357.90	Filing Party: Trinity Industries, Inc.
Form of Registration No.: Schedule TO	Date Filed: January 7, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

Item 11. Additional Information
Item 12. Exhibits
Signature
EX-99.A.5.K

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on February 5, 2010, amends and supplements the Tender Offer Statement on Schedule TO filed on January 7, 2010 as amended by Amendment No. 1 filed on January 14, 2010, Amendment No. 2 filed on January 21, 2010 and Amendment No. 3 filed on January 29, 2010 (as amended and supplemented, the “Schedule TO”) and relates to the offer by THP Merger Co., a Delaware corporation (the “Purchaser”), to purchase all of the outstanding shares of common stock, $0.01 2/3 par value (including the associated preferred stock purchase rights, the “Shares”), of Quixote Corporation, a Delaware corporation (“Quixote”), at a purchase price of $6.38 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Trinity Industries, Inc. (“Trinity”), the parent of Purchaser, on January 7, 2010 (and any further amendments thereto), and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by Quixote on January 7, 2010 (and any further amendments thereto), contain important information about the Offer, all of which should be read carefully by Quixote stockholders before any decision is made with respect to the Offer.
     Documentation relating to the Offer has been mailed to Quixote’s stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, or by calling toll-free at (800) 290-6427.
     All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text to such Item:
     “The Offer and withdrawal rights expired at 12:00 Midnight, New York City time, on Thursday, February 4, 2010. The Depositary has advised that, as of the expiration time, an aggregate of 8,155,248 Shares (including approximately 87,689 Shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 87.37% of the total outstanding Shares. In total, taking into account the Shares tendered to Purchaser in the tender offer and the 404,700 Shares already held by Purchaser, Purchaser holds 8,559,948 Shares, representing approximately 91.71% of the total outstanding Shares. Therefore, the Minimum Condition has been satisfied. All Shares that were validly tendered and not properly withdrawn have been accepted for purchase by the Purchaser. The Purchaser will promptly pay for such Shares at the Offer Price.
     Trinity intends to promptly effect a short-form merger under Delaware law and, as a result, Quixote will become a direct, wholly-owned subsidiary of Trinity.
     As a result of the Merger, any Shares not tendered in the Offer (other than Shares held (i) in the treasury of Quixote or by Quixote’s subsidiaries, Trinity or the Purchaser or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive the same $6.38 in cash per Share, without interest thereon and less any applicable withholding taxes, that was paid in the Offer.
     Following the Merger, the Shares will cease to be traded on the NASDAQ Global Market.
     The full text of the press release issued by Trinity and the Purchaser announcing the completion of the Offer is attached hereto as Exhibit (a)(5)(K) and is incorporated herein by reference.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
          (a)(5)(K) Press Release issued by Trinity Industries, Inc. and THP Merger Co. on February 5, 2010

SIGNATURE
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

TRINITY INDUSTRIES, INC.
By:	/s/ William A. McWhirter II
	Name:	William A. McWhirter II
	Title:	Senior Vice President and Chief Financial Officer

THP MERGER CO.
By:	/s/ James E. Perry
	Name:	James E. Perry
	Title:	Vice President, Treasurer and Assistant Secretary

Date: February 5, 2010